Securities Act Registration No. 333-183018

Investment Company Act Registration No. 811-22729

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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Pre-Effective Amendment No.

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Post-Effective Amendment No._7_

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

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Amendment No.  7

(Check appropriate box or boxes.)

The Eudora Funds

(Exact Name of Registrant as Specified in Charter)

8000 Town Centre Drive, Suite 400

Broadview Heights, Ohio  44147

(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code: (347) 559-6565

CT Corporation System

1300 East 9th Street

Cleveland, OH  44114

(Name and Address of Agent for Service)

With copy to:

JoAnn M. Strasser, Thompson Hine LLP

41 S. High Street, Suite 1700

Columbus, Ohio  43215

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement

2. Explanatory Note.

3. Part C to the Registration Statement (including signature page) and an exhibit to the Registration Statement.

This Post-Effective Amendment is being filed solely for the purpose of filing an exhibit to the Registration Statement on Form N-1A. Parts A and B of Post-Effective Amendment No. 6 to the Registration Statement on Form N-1A filed on February 25, 2015 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, are incorporated by reference herein.

It is proposed that this filing will become effective immediately pursuant to Rule 462(b) under the Securities Act of 1933, as amended.

PART C

OTHER INFORMATION

Item 28.  Financial Statements and Exhibits.

(a) Articles of Incorporation.

(i) Registrant's Agreement and Declaration of Trust was filed as an exhibit to the Registrant’s Registration Statement on August 2, 2012, is hereby incorporated by reference.

(ii) Registrant's Certificate of Trust was filed as an exhibit to the Registrant’s Registration Statement on August 2, 2012, is hereby incorporated by reference.

(b) By-Laws. Registrant's By-Laws were filed as an exhibit to the Registrant’s pre-effective amendment to its Registration Statement on October 24, 2012, is hereby incorporated by reference.

(c) Instruments Defining Rights of Security Holder.  None other than in the Declaration of Trust and By-Laws of the Registrant.

(d) Investment Advisory Contracts.

(i)  Management Agreement with Eudora Asset Management, LLC was filed as an exhibit to the Registrant’s pre-effective amendment to its Registration Statement on October 24, 2012, is hereby incorporated by reference.

(ii)  Expense Limitation Agreement with Eudora Asset Management, LLC was filed as an exhibit to the Registrant’s post-effective amendment to its Registration Statement on February 19, 2014, is hereby incorporated by reference..

(e) Underwriting Contracts.  None.

(f) Bonus or Profit Sharing Contracts.  None.

(g) Custodial Agreement. Custody Agreement with The Huntington National Bank was filed as an exhibit to the Registrant’s pre-effective amendment to its Registration Statement on October 24, 2012, is hereby incorporated by reference.

(h) Other Material Contracts.

(i) Fund Accounting Agreement with Mutual Shareholder Services was filed as an exhibit to the Registrant’s pre-effective amendment to its Registration Statement on October 24, 2012, is hereby incorporated by reference.

(ii) Transfer Agent Agreement with Mutual Shareholder Services was filed as an exhibit to the Registrant’s pre-effective amendment to its Registration Statement on October 24, 2012, is hereby incorporated by reference.

(i) Legal Opinion.

(i) Legal Opinion and Consent of Thompson Hine LLP was filed as an exhibit to the Registrant’s pre-effective amendment to its Registration Statement on October 24, 2012, is hereby incorporated by reference.

(ii) Consent of Thompson Hine LLP is filed herewith.

(j) Other Opinions. Consent of Independent Registered Public Accounting Firm was filed as an exhibit to the Registrant’s post-effective amendment to its Registration Statement on February 25, 2015, is hereby incorporated by reference.

(k) Omitted Financial Statements. None.

(l) Initial Capital Agreements.  Subscription Agreement between the Trust and the Initial Investor was filed as an exhibit to the Registrant’s pre-effective amendment to its Registration Statement on October 24, 2012, is hereby incorporated by reference.

(m) Rule 12b-1 Plans. None.

(n) Rule 18f-3 Plan. None.

(o) Reserved.

(p) Code of Ethics.

(i) Code of Ethics for Registrant was filed as an exhibit to the Registrant’s pre-effective amendment to its Registration Statement on October 24, 2012, is hereby incorporated by reference.

(ii) Code of Ethics for Adviser was filed as an exhibit to the Registrant’s pre-effective amendment to its Registration Statement on October 24, 2012, is hereby incorporated by reference.

(q) Powers of Attorney.

(i)  Power of Attorney for Registrant, and a certificate with respect thereto, David Cohen, Jeffrey Meyers and Ruvin Levavi, and each executive officer, was filed as an exhibit to the Registrant’s pre-effective amendment to its Registration Statement on October 24, 2012, is hereby incorporated by reference.

(ii)  Power of Attorney for Sion Nuseiri was filed as an exhibit to the Registrant’s post-effective amendment to its Registration Statement on February 19, 2014, is hereby incorporated by reference.

Item 29. Control Persons. None.

Item 30. Indemnification.

Reference is made to Article VIII of the Registrant's Agreement and Declaration of Trust which is included. The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue. The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 31. Activities of Investment Adviser.

Eudora Asset Management, LLC, 8 West 40th Street, 4th Floor, New York, NY 100118 is a registered investment adviser.  Additional information about the adviser and its officers is incorporated by reference to the Statement of Additional Information filed herewith, and the adviser’s Form ADV, file number 801-77025.

Item 32. Principal Underwriter.  None.

Item 33. Location of Accounts and Records.

All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant and the Transfer Agent.  The address of the Transfer Agent is 8000 Town Centre Drive, Suite 400, Broadview Heights, OH  44147.  The address of the Custodian is 7 Easton Oval EA4E70, Columbus, Ohio 43219.

Item 34. Management Services. Not applicable.

Item 35. Undertakings. None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Columbus, State of Ohio, on the 2nd day of March, 2015.

The Eudora Funds

By:

/s/ Michael V. Wible

Michael V. Wible, Attorney in Fact

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the 2nd day of March, 2015.

Name

Title

Jeffrey Meyers*

Trustee

Ruvin Levavi*

Trustee

Sion Nuseiri*

Trustee

David A. Cohen*

Trustee, President (Principal Executive Officer) and Treasurer (Principal Financial Officer)

* /s/ Michael V. Wible

Michael V. Wible, Attorney in Fact

Exhibit Index

1.

Consent of Thompson Hine LLP

EX-99-28.i(ii)